SCHEDULE A

FEES AND EXPENSES

Amended June 13, 2024

The Fund shall pay the Adviser a fee, based on the value of the net assets of the Fund determined in accordance with the Trust’s Declaration of Trust, accrued daily and billed monthly, based on the average daily net assets of each Fund, as follows:

	First $50 million	Next $50 million	Next $100 million	Over $200 million
Muirfield	1.00%	0.75%	0.60%	0.60%
Sector Rotation	0.75%	0.75%	0.60%	0.60%
Conservative Allocation	0.50%	0.50%	0.50%	0.50%
Dynamic Allocation	0.75%	0.75%	0.75%	0.60%
Balanced	0.75%	0.75%	0.75%	0.60%
Global Allocation	0.75%	0.75%	0.75%	0.60%
Spectrum	0.75%	0.75%	0.75%	0.60%
Moderate Allocation	0.60%	0.60%	0.60%	0.60%
Tactical Income	0.40%	0.40%	0.20%	0.20%
Government Money Market	0.40%	0.40%	0.25%	0.25%

EXPENSES

All eligible out-of-pocket expenses under the Agreement shall be separately charge.